





Danny Page · 2nd

UpCounsel is the leading
marketplace for legal services. We
make hiring world-class attorneys
easy, transparent, and quick - all for
1/3rd the price of a traditional law
firm. It's truly Legal you can Love <3

 **UpCounsel, Inc.**

Los Angeles Metropolitan Area ·

Contact info

500+ connections

 **2 mutual connections:** Brian Mac Mahon and Maria Springer

Connect   🔒 Message   More

Featured



Ep 60 - StudySoup's Danny Page
Yonder

Jeff Robbins interviews Danny Page
about results-oriented company
cultures, the future of work, and
timezone empathy.

Activity

4,303 followers



Awesome to see Gabe, good luck!

Danny commented



🇲🇩😍🔥

Danny commented



Nice Gabe, exiting to see you guys grow!

Danny commented



Boom that's awesome!

Danny commented

See all activity

Experience



Vice President Operations
UpCounsel, Inc.

May 2020 – Present · 1 yr 3 mos

UpCounsel is the leading online marketplace for hiring highly-vetted independent attorneys. In March 2020, UpCounsel was acquired by Enduring Ventures. Manage day-to-day operations for UpCounsel's global, distributed team, while playing a key role in ensuring the organization's profitability.



Founder
The Village

Jan 2019 – Present · 2 yrs 7 mos

The Village is a socially-responsible outsourcing project focused on building high-performing, Philippines-based teams for US startups and SMBs.

...see more



Conference MC and Podcast Host
Running Remote

Apr 2020 – Present · 1 yr 4 mos

Running Remote is the world's leading remote work conference, with the goal of connecting remote leaders around a series of virtual and (eventually) in-person events

see more

As the host and master of ceremonies of these cor ...see more



Chief Revenue Officer

Distribute Consulting

Aug 2019 – Apr 2020 · 9 mos

We're distributing opportunity, sustainability, and accessibility to thousands of people and dozens of companies worldwide, helping companies improve both their bottom and top line while enabling individuals to lead happier, more ba ...see more



US Partner

Interfell

May 2019 – Apr 2020 · 1 yr

Countless startups and SMEs have their growth slowed because they are simply paying too much in engineering costs. I've partnered with global tech recruiting firm Interfell (which has offices in Miami, Colombia, and Barcelc ...see more



Vice President Operations

StudySoup

Dec 2015 – Apr 2020 · 4 yrs 5 mos

San Francisco Bay Area

Manage primary LOB for distributed edtech startup, StudySoup, the "Elite Notetaker" program. Lead majority of organization's operations team, distributed across more than 10 countries. Manage all acquisition programs and



On the road at Mississippi State



Head of Marketing

SMARTfit Inc.

Aug 2015 – Dec 2015 · 5 mos

Oxnard, CA

Developed and executed all marketing and communications strategies at b2b fitness-tech startup. Increased site traffic and developed email marketing campaign that increased warm email open rate. “Digitized” sales pipeline by ...see more

Vice President Marketing and Communications

Ventura County Fusion

Apr 2014 – Aug 2015 · 1 yr 5 mos

Ventura, California
Oversee all marketing and communications efforts and manage employees and interns in respective areas. Create and execute marketing plan, cultivate new business partnerships, and be the "face" of Fusion in surrou …see more



Freelance Reporter/Host

University of Southern California Athletic Department
Jun 2005 – Apr 2015 · 9 yrs 11 mos
Greater Los Angeles Area

Host & associate produce USC football's in-stadium pregame show, "Tunnel Vision," originating from the field of the LA Coliseum. Voice "Project Trojan," a weekly web-based program chronicling the USC football team.

Co-Host, Producer

World Soccer Radio, Sports Byline USA
May 2013 – Feb 2015 · 1 yr 10 mos
San Franicsco, CA

Hosted & produced nationally syndicated nightly radio

program covering domestic and international soccer. Built creative topics and booked guests from around the ...see more

Show 3 more experiences ⌄   Show fewer experiences ⌃

Education



University of Southern California
Bachelor of Arts, Broadcast Journalism, Political Science
2002 – 2006

Ventura High School

Skills & endorsements

Broadcast · 44

Jordan Molyneaux and 43 connections have given endorsements for this skill

Sports · 41

 Endorsed by **12 of Danny's colleagues at Time Warner Cable**

Digital Media · 37

Endorsed by **2 of Danny's colleagues at StudySoup**

Show more ⌄

Recommendations

Received (2)   Given (3)



Daniel Juárez
Founder & Co-CEO @Interfell: Remote IT Staffing and Recruitment Services 🐺⚜️

April 23, 2020, Danny worked with Daniel in the same group

Danny is in the hall of fame of Business Partners. His expertise in Remote Work,Operations and Business make him a mentor and a key player for Interfell's operation. When consulting he always has a positive attitude and can assess ... **See more**



Adam Lundquist
Nerds Do It Better is a group of data-driven marketers and designers who create intelligent internet advertising systems to help make our client's more money.

June 21, 2011, Adam worked with Danny but at different companies

I am constantly impressed with the way that Danny runs Home Field Sports. It is an organization that he has built and taken to its current prominence in sports broadcasting. Danny has potential to do very big things in the sports broadcasting world.

